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Type:  425
Sequence:  1
Description:  Rule 425 Communications


                         Filed by Lycos, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Commission File Number 0-27830
                         Subject Company: Terra Networks, S.A.


          This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger. For a detailed discussion of these and other cautionary statements, please refer to Lycos' and Terra's filings with the Securities and Exchange Commission.

          Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.


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[LYCOS LOGO]                                                         Lycos, Inc.
                                                          400-2 Totten Pond Road
                                                               Waltham, MA 02451
                                                               Tel: 781-370-2700
                                                               Fax: 781-370-2600
                                                 Internet:  http://www.lycos.com

For Immediate Release

                   TERRA COMMENCES $2 BILLION RIGHTS OFFERING

   Terra Lycos Expected to Have Over $3 Billion in Cash Upon Completion of the Terra Merger with Lycos, Establishing One of the World's Most Well Capitalized
                               Internet Companies

WALTHAM, Mass. - August 29, 2000 - Lycos, Inc. (NASDAQ: LCOS), the Internet's leading multi-brand network, today announced that Terra Networks, S.A. (MC: TRR;
NASDAQ: TRRA) has commenced its $2 billion rights offering, accomplishing yet another milestone toward the completion of its planned merger with Lycos. Upon completion of the Terra merger with Lycos, Terra Lycos is expected to have more than $3 billion in cash, making it one of the most well capitalized Internet companies in the world.

"With the commencement of the Terra rights offering today, we move yet another step closer to the completion of the Terra Lycos merger," said Bob Davis, president and CEO of Lycos. "We are extremely pleased with the response and speed of the regulatory approvals we have received and remain on track to complete the merger in October, establishing Terra Lycos as an unparalleled global Internet company."

As part of the Terra Lycos transaction announced in May, Telefonica, S.A. (MC:
TEF) is committed to underwriting the rights offering. Under the terms of the agreement, Telefonica will subscribe for its pro rata shares and purchase any shares not purchased by the other Terra shareholders. The rights offering is priced at $56.13 per Terra share.

About Lycos, Inc.
Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet reaching nearly one out of every two U.S. Web users. The Lycos Network is a unified set of Web sites, attracting a diverse audience by offering a variety of services, including leading Web search and navigation resources; Web community and communications services including free homepage building, free Web-based e-mail, clubs, chat, instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring more than 3,100 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network is composed of Lycos.com, Tripod, WhoWhere, Angelfire, MailCity, HotBot, HotWired, Wired News, Webmonkey, Sonique, Quote, Gamesville, Lycos Zone and Matchmaker. Headquartered near Boston in Waltham, Mass., Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia, Canada and Latin America.

Forward Looking Statements
This release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following

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subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Terra's and Lycos's businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

For a detailed discussion on these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos's filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos's S-3 filing that became effective in March, 2000.

We urge investors to read the proxy statement/prospectus and any other relevant documents that Terra Networks and Lycos have filed and will file with the SEC because they contain important information.

Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. Read the proxy statement/prospectus carefully before making a decision regarding the share exchange.

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(C)2000 Lycos, Inc. - Lycos(R) is a registered trademark of Carnegie Mellon
University. All other trademarks or service marks mentioned herein are those of Lycos or their respective owners. All rights reserved.

Contact:
Kirsten Rankin
Lycos, Inc.
781-370-2691
krankin@lycos-inc.com